UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
Commission File No. 1-10290
DUQUESNE LIGHT COMPANY 401(k)
RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES
411 Seventh Avenue
P.O. Box 1930
Pittsburgh, PA 15230-1930
(Full title of the Plan and the address of the Plan, if
different from that of the issuer named below)
Duquesne Light Holdings, Inc.
411 Seventh Avenue
Pittsburgh, PA 15219
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive office)

Page 1 of 16 pages
The Table of Contents is on page 2

TABLE OF CONTENTS
Financial Statements, Signature and Exhibit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Duquesne Light Company 401(k) Retirement Savings
Plan for IBEW Represented Employees
Pittsburgh, Pennsylvania
     We have audited the accompanying statements of net assets available for benefits of the Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held as of December 31, 2005 and (2) reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 22, 2006

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN
FOR IBEW REPRESENTED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2005	2004

Assets:

Investments	$48,038,037	$44,189,552
Employer contributions receivable	94,797	433,243

Total assets	48,132,834	44,622,795

Liabilities:

Excess contributions refundable	665	—

Total liabilities	665	—

Net Assets Available For Benefits	$48,132,169	$44,622,795

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(K) RETIREMENT SAVINGS PLAN
FOR IBEW REPRESENTED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2005	2004

Additions:

Additions to net assets attributed to:
Investment income:
Dividend income	$1,247,169	$1,069,720
Interest income	67,463	24,949
Net appreciation in fair value of Investments	164,360	2,879,672
Contributions:
Participant	4,627,184	3,660,597
Employer	355,496	683,950

Total	6,461,672	8,318,888

Deductions:

Payment of benefits	(2,776,093)	(1,537,198)
Administrative expenses	(740)	(860)

Total	(2,776,833)	(1,538,058)

Net transfers from the plan	(175,465)	(350,318)

Net increase	3,509,374	6,430,512

Net Assets Available for Benefits:
Beginning of year	44,622,795	38,192,283

End of year	$48,132,169	$44,622,795

See Notes to Financial Statements.

DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS PLAN
FOR IBEW REPRESENTED EMPLOYEES
Notes to Financial Statements for the Years Ended December 31, 2005 and 2004
1.    Description of the Plan
     Duquesne Light Company (the Company) is a wholly owned subsidiary of Duquesne Light Holdings, Inc. (Holdings), an energy services holding company. The Company is engaged in the supply, transmission and distribution of electric energy.
     The following is a brief description of the Duquesne Light Company 401(k) Retirement Savings Plan for International Brotherhood of Electrical Workers (IBEW) Represented Employees (the Plan). Participants should refer to the Plan document, “Duquesne Light Company 401(k) Retirement Savings Plan For IBEW Represented Employees” effective January 1, 2000, as amended and restated, for more complete information.
General
     The Plan is a defined contribution savings plan established by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five market index mutual funds, five life style index mutual funds, a money market mutual fund, one stable value trust fund, and the Duquesne Light Holdings, Inc. Common Stock Fund, which invests in common stock of Holdings and includes Company matching contributions, as investment options for participants. Voting rights are extended to participants in the Duquesne Light Holdings, Inc. Common Stock Fund according to their ownership interests in the fund.
     The Company became the plan administrator and the named fiduciary for the Plan on January 1, 2002. The plan administrator has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The plan administrator establishes, among other things, the funding policy of the Plan. The Vanguard Group, Inc. (Vanguard) is the sole trustee and recordkeeper for the Plan. As the trustee, Vanguard is the custodian of the Plan’s assets and invests all participant contributions to the Plan as directed by the participants. As the recordkeeper, Vanguard is responsible for establishing participant accounts, recording contributions, and determining the value and increase or decrease in each participant account to reflect its proportionate interest in each of the funds.
Participation
     Participation in the Plan is voluntary. An eligible employee is any person regularly employed by the Company who is represented by the collective bargaining agreement between the Company and the IBEW and not excluded under the terms of the collective bargaining agreement. As of the first pay period, an eligible employee may become a participant in the Plan by contacting Vanguard via voice response or the internet to enroll.

Participant Contributions
     Contributions to the Plan begin after an employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company’s contribution of such amount to the Plan. These contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A participant may increase, decrease or stop the amount of the salary/wage reduction at any time.
     The salary/wage reduction contributions may not, for any year, exceed the lesser of 18.5% of the participant’s aggregate eligible salary/wage in pretax dollars for a calendar year or the applicable limit under the Internal Revenue Code Section 402(g). For calendar years 2005 and 2004 the applicable limits were $14,000 and $13,000, respectively. The Plan also provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements, including the limitation of eligible salary/wage for compensation earned up to $210,000 in 2005 and $205,000 in 2004.
     Effective January 1, 2002, participants are eligible to contribute additional pretax dollars during the plan year in which they have attained the age of 50. The maximum additional contribution was $4,000 and $3,000 for Plan years 2005 and 2004.
Rollovers Into The Plan
     Active participants may transfer all or part of a distribution from another qualified retirement plan to the Plan, provided that certain statutory requirements are met. Participants have a fully vested and non-forfeitable interest in rollover accounts at all times.
Investment Elections
     Each participant may direct that salary/wage reduction contributions be invested in one or more of the funds described previously. Allocations must be in increments of 1% of each contribution. A participant may change such allocation at any time and may transfer all or a portion of the value of their participant account, in 1% or dollar increments, among the funds at any time during the year.
Valuation
     All of a participant’s salary/wage reduction contributions are credited to their account. The value of each of the separate funds is determined by the trustee on a daily basis. A participant’s interest in the Duquesne Light Holdings, Inc. Common Stock Fund is calculated in units, which are equivalent to shares.
Matching Contributions
     The Plan includes a matching contribution feature, which provides that the Company will contribute $0.25 for every $1.00 of salary reduction contributions by a participant to their 401(k) account up to a maximum of 4% of their eligible wage. The matching contributions are made in the form of Holdings common stock.

     The Company or its affiliate will match up to an additional $0.25 on every $1.00 of salary reduction contributions by a participant up to a maximum of 4% of their eligible wage as an annual performance matching contribution if certain performance objectives established by Holdings’ Compensation Committee or Board of Directors are met. The incentive target was achieved in 2004, and the annual performance matching contribution was made to each participant’s matching contribution account. The incentive target was not achieved in 2005.
Vesting and Benefit Distributions
     Participants are fully vested in their participant accounts at all times. With respect to vesting of the participant’s matching contribution account, participants shall be vested upon completion of three years of service or earlier termination due to disability, death, the attainment of age 62 while an employee, or Plan termination. Amounts contributed through salary/wage reductions may be withdrawn by, or distributed to, a participant (1) upon termination of employment or (2) upon attaining the age of 59-1/2. In the event of death, a participant’s account balance will be distributed to the participant’s beneficiary in a lump sum payment. Disabled participants may choose to receive a full distribution of their account balance. Upon proof, to the satisfaction of the plan administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose, only after the participant has borrowed the maximum amount allowed under the Plan. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2. Distribution of a participant’s account must commence once a participant has ended their service with the Company and has attained age 62 (See Note 7), or has an account balance less than $5,000. Full distribution of a vested account balance may be made as a direct rollover to another qualified retirement plan or an individual retirement account.
Participant Loans
     Participants may borrow from their contribution accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested interest in their account balance, whichever is less. The balance of the participant’s account secures the loans, and only one loan may be outstanding at a time. The interest rate is the prime rate plus 1 percent. Participants have up to five years to repay a general-purpose loan and up to 15 years if their loan is used to purchase a primary residence.
Forfeitures
     When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a potential forfeiture. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan, or may be used to reduce Plan expenses. The forfeitures amounted to $773 in 2005 and zero in 2004. If upon reemployment the former participant fulfills certain requirements, as defined by the Plan, these forfeitures, including earnings, will be transferred to the participant’s account. There were no forfeiture reallocations in either 2005 or 2004.

Termination of the Plan
     The Company may terminate, amend, modify or suspend the Plan in whole or in part at any time subject, however, to the terms of any collective bargaining agreement that limit the Company’s right to do so. However, in any such event, the participants’ rights to their account balances will not be forfeited.
Tax Status
     The Plan obtained its latest determination letter on February 13, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated as of January 1, 2000, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
2.    Summary of Significant Accounting Policies
Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.
Valuation of Investments and Income Recognition
     The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust are valued at the net asset value at year-end. Investments in the Duquesne Light Holdings, Inc. Common Stock Fund are stated at fair value based upon the closing sales price of Holdings common stock reported on recognized securities exchanges on the last business day of the year. Participant loans are valued at cost, which approximates fair value.
     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Employer Contributions Receivable
     Employer contributions receivable represent matching contributions owed to the Plan by the Company.
Payment of Benefits
     Benefits are recorded when paid.
Distributions Due to Participants
     The Plan had no amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan as of either December 31, 2005 or 2004.

Excess Contributions Refundable
     Liabilities are recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRC.
Expenses
     In 2005 and 2004, Plan expenses were paid by the Plan or by the Company as provided by the Plan document.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan’s net assets available for benefits during the reporting period. Actual results could differ from those estimates.
     The Plan utilizes various investment instruments including investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Derivatives
     The Plan’s Vanguard funds invest in derivative instruments, financial contracts whose value is based on, or derived from, a traditional security, an asset, or a market index. Derivatives may involve risks greater than those of traditional investments.
     Select Vanguard funds may invest in futures contracts with the objectives of maintaining full exposure to the stock market, enhancing returns, managing interest rate risk, maintaining liquidity, diversifying credit risk, and minimizing transaction costs. Other Vanguard funds may enter into index and coupon swap contracts, as well as credit default and interest rate swap transactions, to earn the total return on a specified security or index of fixed income security, or to simulate certain bond market positions. Also, certain Vanguard funds may enter into forward currency contracts to provide the appropriate currency exposure related to any open futures contracts. Each fund’s obligation to purchase securities under futures contracts will not exceed 20% of its total assets.
     Plan investments in derivative instruments are recorded at fair value in the Statements of Net Assets Available for Benefits. The use of derivative instruments is not believed to materially increase the credit or market risk of the Plan’s investments. As of December 31, 2005 and 2004, the derivative position in any fund investment did not exceed 5% of the market value of the fund.

3.    Related-Party Transactions
     Certain plan investments are shares of mutual funds or common/collective trust funds managed by Vanguard, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from the ERISA prohibited transaction rules. Other related-party transactions include Plan investments in shares of Holdings common stock and certain administrative costs and expenses, which are paid by the Company.
4.    Nonparticipant-Directed Account
     Information about the net assets and significant components of the changes in net assets relating to both the participant-directed portion and the nonparticipant-directed portion of the Duquesne Light Holdings, Inc. Common Stock Fund is as follows:

	December 31,
	2005	2004

Net assets:

Duquesne Light Holdings, Inc.
Common Stock Fund	$7,806,657	$8,376,490
Employer contributions receivable	94,797	433,243

Net assets	$7,901,454	$8,809,733

Changes in net assets:

Dividend income	$456,300	$421,464
Net (depreciation) appreciation in fair value of investments	(1,153,412)	192,020
Contributions:
Employer	355,496	683,950
Participant	329,127	300,818
Participant loan repayments	18,428	16,745
Payments of benefits	(453,135)	(390,083)
Participant loan withdrawals	(30,948)	(17,726)
Other deductions	(270)	(351)
Net transfers out of the Plan	(70,676)	(64,193)
Net transfers within the Plan	(359,189)	(266,691)

Net (decrease) increase	$(908,279)	$875,953

5.    Investments Exceeding 5% of Total Net Assets Available for Plan Benefits
     The following represents the investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004.

	December 31,
	2005	2004
Duquesne Light Holdings, Inc. Common Stock Fund*,
478,349 and 444,376 shares, respectively	$7,806,657	$8,376,490
Vanguard 500 Index Fund,
150,320 and 160,364 shares, respectively	$17,274,756	$17,903,017
Vanguard Prime Money Market Fund,
3,451,641 and 3,526,207 shares, respectively	$3,451,641	$3,526,207
Vanguard Total Bond Market Index Fund,
455,629 and 409,180 shares, respectively	$4,583,623	$4,202,283
Vanguard Small-Cap Index Fund,
127,918 and 122,662 shares, respectively	$3,648,208	$3,289,805
Vanguard Mid-Cap Index Fund
227,724 and 191,778 shares, respectively	$4,014,780	$2,999,408
* Nonparticipant-directed
6.     Net Change in Fair Value of Investments
     The net appreciation (depreciation) in the fair value of investments (including investments bought, sold and held during the year) for the years ended December 31, 2005 and 2004 consisted of the following:

	Years Ended December 31,
	2005	2004
Mutual Funds	$1,317,772	$2,687,651
Common Stock	(1,153,412)	192,021

Total	$164,360	$2,879,672

7.    Subsequent Events
     In 2006, the Company amended the Plan to allow for the automatic plan enrollment, with an initial 3% salary reduction contribution, of eligible new employees. The Plan was also amended to not require benefit distributions to participants who have attained age 62 and whose service with the Company has ended.
     In 2006, the Company made a discretionary one-time contribution of $344,646 in Holdings common stock to the matching contribution accounts of participants who made salary reduction contributions to the Plan in 2005, were employed by the Company on the contribution date, and were eligible for the annual matching contribution.
     These events did not significantly impact the financial statements of the Plan.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees
Employer Identification Number 25-0451600 (Plan Number 007)
Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company, 150,320 shares	***	$17,274,756
*	Vanguard Prime Money Market Fund	Registered Investment Company, 3,451,641 shares	***	3,451,641
*	Vanguard Small-Cap Index Fund	Registered Investment Company, 127,918 shares	***	3,648,208
*	Vanguard Total Bond Market Index Fund	Registered Investment Company, 455,629 shares	***	4,583,623
*	Vanguard Total International Stock Index Fund	Registered Investment Company, 147,458 shares	***	2,104,223
*	Vanguard Mid-Cap Index Fund	Registered Investment Company, 227,724 shares	***	4,014,780
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company, 117,137 shares	***	1,342,396
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company, 92,622 shares	***	1,090,163
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company, 21,178 shares	***	259,647
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company, 10,652 shares	***	133,892
*	Vanguard Target Retirement Income Fund	Registered Investment Company, 30,579 shares	***	319,246
*	Vanguard Retirement Savings Trust	Common/Collective Trust, 1,719,817 shares	***	1,719,817
**	Duquesne Light Holdings, Inc. Common Stock Fund	Company Stock Fund, 478,349 shares	10,528,125	7,806,657
*	Loan Fund — Various Participants	Participant loans with interest rates of 5.0% to 10.0% and maturity dates ranging from January 2006 through September 2017.	***	288,988

		Total investments		$48,038,037

*	Party in Interest
**	Nonparticipant-directed
***	Cost has been omitted for participant-directed investments.

Duquesne Light Company 401(k) Retirement Savings Plan for IBEW Represented Employees
Employer Identification Number 25-0451600 (Plan Number 007)
Schedule of Reportable Transactions*
For the year ended December 31, 2005

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value of
Identity of Party	Description of			Cost	Asset on	Net Gain
Involved	Investment	Purchase Price	Selling Price	Of Asset	Transaction Date	(Loss)

N/A	Duquesne Light Holdings, Inc. Common Stock Fund**	$1,503,028			$1,503,028
N/A	Duquesne Light Holdings, Inc. Common Stock Fund**		$919,449	$1,119,088	$919,449	($199,639)

*	Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
**	Nonparticipant-directed
Note: Columns (e) & (f) are not applicable and have been omitted.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUQUESNE LIGHT COMPANY 401(k) RETIREMENT SAVINGS PLAN FOR IBEW REPRESENTED EMPLOYEES

By /s/ Mark E. Kaplan

Mark E. Kaplan Senior Vice President and Chief Financial Officer, Duquesne Light Company

Dated: June 22, 2006